# STATEMENT OF INVESTMENTS

**Dreyfus New York Tax Exempt Bond Fund, Inc.**

**February 29, 2008 (Unaudited)**

| Long-Term Municipal Investments--97.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York--93.7%** | | | | |
| Albany Industrial Development Agency, Civic Facility Revenue (Saint Peters Hospital of the City of Albany Project) | 5.75 | 11/15/22 | 2,000,000 | 2,004,220 |
| Albany Industrial Development Agency, Civic Facility Revenue (Saint Peters Hospital of the City of Albany Project) | 5.25 | 11/15/32 | 5,825,000 | 5,210,229 |
| Albany Industrial Development Agency, LR (New York Assembly Building Project) | 7.75 | 1/1/10 | 365,000 | 381,670 |
| Battery Park City Authority, Revenue | 5.25 | 11/1/18 | 10,000,000 | 10,616,200 |
| Buffalo (Insured; FGIC) | 5.00 | 12/1/12 | 1,800,000 | 1,878,804 |
| Buffalo (Insured; FGIC) | 5.13 | 12/1/14 | 2,820,000 | 2,947,746 |
| Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; FGIC) | 4.50 | 9/1/18 | 1,110,000 | 1,116,227 |
| Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project) | 5.00 | 9/15/09 | 1,055,000 | 1,074,053 |
| Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project) | 5.00 | 9/15/10 | 1,110,000 | 1,128,171 |
| Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project) | 5.00 | 9/15/11 | 1,160,000 | 1,177,296 |
| Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project) | 5.00 | 9/15/12 | 1,225,000 | 1,241,672 |
| Erie County, GO Public Improvement (Insured; MBIA) | 5.25 | 4/1/18 | 2,000,000 | 2,112,160 |
| Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care | | | | |

| | | | | |
|---|---|---|---|---|
| Community, Inc. Project) | 6.00 | 2/1/28 | 1,500,000 | 1,381,485 |
| Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility) | 5.25 | 7/1/18 | 1,730,000 | 1,773,942 |
| Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project) | 5.00 | 6/1/10 | 6,000,000 | 5,936,520 |
| Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project) | 6.00 | 5/1/39 | 5,750,000 | 5,119,915 |
| Long Island Power Authority, Electric System General Revenue (Insured; AMBAC) | 5.50 | 12/1/11 | 5,000,000 | 5,357,300 |
| Long Island Power Authority, Electric System General Revenue (Insured; FGIC) | 5.00 | 12/1/25 | 10,000,000 | 9,602,300 |
| Long Island Power Authority, Electric System General Revenue (Insured; FSA) | 5.25 | 12/1/14 | 16,000,000 | 17,529,600 |
| Long Island Power Authority, Electric System General Revenue (Insured; MBIA) | 5.00 | 9/1/25 | 28,765,000 | 27,639,426 |
| Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA) | 5.25 | 11/15/25 | 8,750,000 | 8,810,900 |
| Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA) | 5.50 | 7/1/24 | 10,000,000 | 10,137,700 |
| Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA) | 5.13 | 1/1/12 | 1,830,000 [a] | 1,947,724 |
| Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA) | 5.13 | 7/1/12 | 3,820,000 [a] | 4,092,328 |
| Metropolitan Transportation Authority, Transportation Revenue | 5.00 | 11/15/25 | 3,505,000 | 3,358,070 |
| Metropolitan Transportation Authority, Transportation Revenue | 5.00 | 11/15/29 | 17,300,000 | 16,441,228 |
| Metropolitan Transportation Authority, Transportation Revenue | 5.00 | 11/15/31 | 8,250,000 | 7,863,982 |
| Metropolitan Transportation Authority, Transportation Revenue | 5.00 | 11/15/37 | 15,000,000 | 14,200,650 |
| Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement | | | | |

| | | | | |
|---|---|---|---|---|
| Asset-Backed Bonds | 6.63 | 6/1/10 | 500,000 [a] | 544,520 |
| Nassau County, General Improvement (Insured; FSA) | 5.75 | 3/1/10 | 4,955,000 [a] | 5,222,471 |
| Nassau County Health Care Corporation, Health System Revenue (Insured; FSA) | 6.00 | 8/1/09 | 4,000,000 [a] | 4,252,000 |
| Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project) | 6.70 | 1/1/43 | 10,000,000 | 9,625,500 |
| Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project) | 5.25 | 6/1/27 | 12,750,000 | 11,816,445 |
| New York City | 5.80 | 8/1/11 | 190,000 | 190,429 |
| New York City | 5.00 | 11/1/12 | 2,000,000 | 2,127,300 |
| New York City | 5.50 | 6/1/13 | 875,000 [a] | 962,264 |
| New York City | 5.25 | 10/15/19 | 5,000,000 | 5,120,400 |
| New York City | 5.00 | 11/1/19 | 10,000,000 | 10,136,900 |
| New York City | 5.00 | 4/1/20 | 3,500,000 | 3,522,260 |
| New York City | 5.00 | 8/1/20 | 2,000,000 | 2,012,740 |
| New York City | 5.25 | 10/15/22 | 2,000,000 | 2,009,540 |
| New York City | 5.50 | 6/1/23 | 125,000 | 126,809 |
| New York City | 5.25 | 8/15/25 | 7,475,000 | 7,424,170 |
| New York City | 5.00 | 10/1/25 | 12,000,000 | 11,577,600 |
| New York City | 5.25 | 8/15/26 | 8,750,000 | 8,668,187 |
| New York City (Insured; AMBAC) | 5.75 | 8/1/12 | 1,570,000 [a] | 1,723,844 |
| New York City (Insured; AMBAC) | 5.75 | 8/1/16 | 3,430,000 | 3,720,418 |
| New York City (Insured; FSA) | 5.25 | 10/15/19 | 1,450,000 | 1,513,350 |
| New York City (Insured; MBIA) | 5.25 | 5/15/18 | 11,000,000 | 11,551,320 |
| New York City Health and Hospital Corporation, Health System Revenue | 5.25 | 2/15/17 | 1,550,000 | 1,559,269 |
| New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project) | 5.10 | 5/1/08 | 500,000 | 502,235 |
| New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project) | 5.25 | 5/1/08 | 555,000 [a] | 568,675 |
| New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project) | 5.30 | 5/1/08 | 585,000 [a] | 599,461 |
| New York City Industrial | | | | |

| | | | | |
|---|---|---|---|---|
| Development Agency, Civic Facility Revenue (New York Law School Project) (Insured; AMBAC) | 6.23 | 7/1/36 | 20,500,000 b | 20,500,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project) | 5.00 | 7/1/12 | 1,460,000 | 1,562,565 |
| New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project) | 5.25 | 7/1/15 | 1,640,000 | 1,767,018 |
| New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project) | 5.00 | 7/1/27 | 1,000,000 | 984,100 |
| New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project) | 5.00 | 12/1/28 | 5,075,000 | 4,161,348 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC) | 5.00 | 1/1/20 | 2,775,000 | 2,750,386 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC) | 5.00 | 1/1/26 | 5,000,000 | 4,685,350 |
| New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC) | 5.00 | 3/1/31 | 10,000,000 | 9,464,100 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 7.13 | 8/1/11 | 2,750,000 | 2,723,847 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 7.50 | 8/1/16 | 2,500,000 | 2,541,025 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy | | | | |

| | | | | |
|---|---|---|---|---|
| International Airport Project) | 8.00 | 8/1/28 | 12,500,000 | 13,221,125 |
| New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project) | 5.50 | 1/1/18 | 2,830,000 | 2,883,883 |
| New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project) | 5.50 | 1/1/18 | 2,000,000 | 2,079,820 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue | 5.50 | 6/15/10 | 13,000,000 [a] | 13,860,210 |
| New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue | 4.50 | 6/15/37 | 25,000,000 | 21,905,500 |
| New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue | 5.00 | 6/15/39 | 10,000,000 | 9,547,700 |
| New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC) | 5.63 | 1/1/13 | 2,675,000 | 2,796,926 |
| New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC) | 5.00 | 7/15/22 | 19,000,000 | 18,960,290 |
| New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC) | 5.00 | 7/15/27 | 10,000,000 | 9,674,000 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.25 | 5/15/09 | 3,000,000 [a] | 3,117,810 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.75 | 8/15/09 | 5,000,000 [a] | 5,260,250 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.00 | 8/15/09 | 1,000,000 [a] | 1,055,610 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.75 | 2/15/10 | 2,115,000 [a] | 2,249,704 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.25 | 2/1/16 | 8,040,000 | 8,655,864 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.00 | 11/1/23 | 10,000,000 | 10,049,900 |
| New York City Transitional Finance | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Future Tax Secured Revenue | 0/14.00 | 11/1/29 | 9,000,000 c | 8,096,130 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC) | 6.00 | 8/15/09 | 5,000,000 a | 5,278,050 |
| New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue | 5.00 | 11/1/22 | 14,890,000 | 15,041,729 |
| New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue | 5.00 | 11/1/23 | 6,320,000 | 6,347,239 |
| New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Insured; AMBAC) | 5.00 | 11/15/18 | 3,440,000 | 3,502,092 |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds | 6.50 | 6/1/10 | 675,000 a | 733,279 |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds | 6.50 | 6/1/35 | 325,000 | 332,881 |
| New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC) | 5.63 | 7/1/16 | 9,120,000 | 9,921,374 |
| New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA) | 5.50 | 7/1/09 | 10,000,000 a | 10,453,100 |
| New York State Dormitory Authority, Court Facilities LR (The City of New York Issue) | 5.75 | 5/15/14 | 3,715,000 | 4,076,209 |
| New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue) | 5.00 | 8/1/10 | 5,570,000 | 5,735,095 |
| New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital) | 6.00 | 8/15/15 | 2,575,000 | 2,673,545 |
| New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC) | 5.00 | 7/1/37 | 11,000,000 | 10,432,510 |
| New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC) | 5.25 | 7/1/16 | 3,755,000 | 3,993,705 |
| New York State Dormitory Authority, Insured Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC) | 5.25 | 7/1/20 | 4,490,000 | 4,563,142 |
| New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA) | 5.75 | 7/1/27 | 33,625,000 | 35,606,858 |
| New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC) | 5.50 | 7/1/11 | 10,000,000 a | 10,737,200 |
| New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA) | 6.10 | 2/1/37 | 8,300,000 | 8,397,940 |
| New York State Dormitory Authority, Revenue | 5.88 | 5/15/11 | 19,900,000 d,e | 21,535,084 |
| New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC) | 5.00 | 7/1/15 | 2,000,000 | 2,045,480 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/19 | 15,000,000 | 15,701,700 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/20 | 7,920,000 | 8,211,852 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/21 | 10,000,000 | 10,277,300 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/23 | 10,255,000 | 10,386,879 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/31 | 10,000,000 | 9,877,200 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC) | 5.75 | 7/1/16 | 2,000,000 | 2,098,280 |
| New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group) | 5.75 | 7/15/15 | 1,000,000 | 1,019,680 |
| New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian) | 5.50 | 7/1/12 | 1,450,000 | 1,518,382 |
| New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian) | 5.50 | 7/1/13 | 2,605,000 | 2,772,215 |
| New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) | | | | |

| | | | | |
|---|---|---|---|---|
| (Insured; MBIA) | 5.75 | 7/1/20 | 3,000,000 | 3,238,140 |
| New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA) | 0.00 | 7/1/28 | 18,335,000 | 6,057,701 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) | 5.25 | 2/15/14 | 2,305,000 [a] | 2,507,379 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) | 5.25 | 2/15/14 | 415,000 [a] | 451,437 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) | 5.25 | 2/15/18 | 30,000 | 31,300 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC) | 5.00 | 2/15/21 | 10,150,000 | 10,220,340 |
| New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA) | 6.88 | 7/1/25 | 6,105,000 | 6,227,649 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.00 | 7/1/11 | 695,000 | 696,640 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.00 | 7/1/13 | 1,000,000 | 1,001,380 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 7,925,000 | 7,789,641 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 6,305,000 | 6,155,193 |
| New York State Dormitory Authority, Revenue (Mount Sinai School of Medicine of New York University) (Insured; MBIA) | 5.00 | 7/1/27 | 5,045,000 | 4,798,451 |
| New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA) | 5.50 | 1/15/13 | 1,350,000 | 1,436,981 |
| New York State Dormitory Authority, Revenue (New York | | | | |

| | | | | |
|---|---|---|---|---|
| Methodist Hospital) | 5.25 | 7/1/13 | 1,450,000 | 1,498,227 |
| New York State Dormitory Authority, Revenue (New York Methodist Hospital) | 5.25 | 7/1/14 | 1,855,000 | 1,906,161 |
| New York State Dormitory Authority, Revenue (New York Methodist Hospital) | 5.25 | 7/1/16 | 2,055,000 | 2,073,577 |
| New York State Dormitory Authority, Revenue (New York Methodist Hospital) | 5.25 | 7/1/19 | 1,395,000 | 1,372,680 |
| New York State Dormitory Authority, Revenue (New York University Hospitals Center) | 5.00 | 7/1/22 | 10,000,000 | 9,232,100 |
| New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group) | 5.00 | 5/1/18 | 3,280,000 | 3,305,026 |
| New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA) | 5.50 | 11/1/13 | 2,625,000 | 2,883,904 |
| New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA) | 5.00 | 7/1/12 | 1,100,000 | 1,178,188 |
| New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA) | 6.13 | 8/1/15 | 2,875,000 | 3,019,153 |
| New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA) | 5.25 | 11/1/12 | 1,000,000 | 1,078,220 |
| New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA) | 5.25 | 11/1/14 | 5,430,000 | 5,828,073 |
| New York State Dormitory Authority, Revenue (Rockefeller University) | 5.00 | 7/1/32 | 18,505,000 | 17,872,129 |
| New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC) | 5.25 | 8/1/15 | 2,135,000 | 2,248,497 |
| New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA) | 5.38 | 10/1/22 | 31,000,000 | 31,368,590 |
| New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA) | 5.25 | 7/1/10 | 1,670,000 | 1,736,499 |
| New York State Dormitory Authority, Revenue (State University Educational | | | | |

| | | | |
|---|---|---|---|
| Facilities) | 7.50 | 5/15/10 | 1,180,000 | 1,269,645 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 5.88 | 5/15/11 | 100,000 | 108,217 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 7.50 | 5/15/11 | 1,480,000 | 1,618,128 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC) | 5.25 | 5/15/13 | 2,500,000 | 2,655,325 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC) | 5.50 | 5/15/13 | 11,010,000 | 11,837,071 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA) | 5.75 | 5/15/10 | 2,000,000 [a] | 2,139,440 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA) | 5.75 | 5/15/16 | 5,000,000 | 5,632,300 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.50 | 5/15/13 | 100,000 | 107,463 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.50 | 5/15/13 | 12,900,000 [d,e] | 13,862,727 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.25 | 5/15/15 | 6,825,000 | 7,346,908 |
| New York State Dormitory Authority, Revenue (Upstate Community Colleges) | 5.25 | 7/1/18 | 2,000,000 | 2,085,160 |
| New York State Dormitory Authority, Revenue (Vassar College) | 5.00 | 7/1/46 | 10,000,000 | 9,400,600 |
| New York State Dormitory Authority, Revenue (Winthrop University Hospital Association) | 5.50 | 7/1/32 | 1,000,000 | 938,770 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.00 | 3/15/13 | 8,150,000 [a] | 8,750,818 |
| New York State Dormitory Authority, State Personal | | | | |

| | | | | |
|---|---|---|---|---|
| Income Tax Revenue (Education) | 5.05 | 3/15/13 | 500,000 [a] | 538,010 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.38 | 3/15/13 | 5,000,000 [a] | 5,454,850 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.00 | 3/15/31 | 30,000,000 | 29,199,000 |
| New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corporation Project) (Insured; AMBAC) | 5.45 | 8/1/27 | 9,000,000 | 9,021,780 |
| New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects) | 5.25 | 6/15/20 | 13,745,000 | 14,236,384 |
| New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects) | 4.50 | 6/15/36 | 8,035,000 | 7,076,264 |
| New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project) | 4.45 | 7/1/09 | 2,000,000 | 2,009,060 |
| New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA) | 4.38 | 11/15/17 | 1,000,000 | 972,020 |
| New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments) | 4.40 | 2/15/11 | 1,450,000 | 1,461,151 |
| New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York) | 4.13 | 8/15/11 | 1,660,000 | 1,690,976 |
| New York State Housing Finance Agency, Revenue (Service Contract Obligation) | 5.25 | 3/15/11 | 3,465,000 | 3,505,506 |
| New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) | 5.00 | 9/15/18 | 1,400,000 | 1,467,186 |
| New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC) | 5.00 | 9/15/20 | 1,270,000 | 1,294,346 |
| New York State Mortgage Agency, | | | | |

| | | | | |
|---|---|---|---|---|
| Homeowner Mortgage Revenue | 5.40 | 10/1/10 | 2,920,000 | 2,982,634 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.55 | 10/1/12 | 4,630,000 | 4,720,887 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.80 | 10/1/28 | 4,070,000 | 4,114,607 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.40 | 4/1/29 | 8,875,000 | 8,863,463 |
| New York State Power Authority, Revenue and General Purpose | 5.00 | 11/15/12 | 17,210,000 a | 18,435,696 |
| New York State Power Authority, Revenue and General Purpose | 5.00 | 11/15/12 | 10,500,000 a | 11,247,810 |
| New York State Thruway Authority, General Revenue (Insured; FGIC) | 5.00 | 1/1/25 | 5,000,000 | 4,960,350 |
| New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC) | 5.75 | 4/1/10 | 2,000,000 a | 2,133,700 |
| New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC) | 5.00 | 4/1/18 | 5,000,000 d,e | 5,178,525 |
| New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds | 5.00 | 4/1/21 | 10,000,000 | 10,188,800 |
| New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue | 5.50 | 7/1/08 | 960,000 a | 969,792 |
| New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue | 5.50 | 7/1/16 | 9,040,000 | 9,116,569 |
| New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds | 5.13 | 7/1/18 | 4,550,000 | 4,693,644 |
| New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA) | 5.25 | 1/1/20 | 13,760,000 | 14,493,958 |
| New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA) | 5.00 | 1/1/26 | 6,425,000 | 6,387,093 |
| New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA) | 5.70 | 4/1/20 | 20,000,000 | 21,729,400 |
| Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility) | 5.55 | 11/15/15 | 2,500,000 | 2,424,225 |
| Niagara Falls City School District, COP (High School Facility) (Insured; FSA) | 5.00 | 6/15/19 | 3,250,000 | 3,332,810 |
| Niagara Falls City School District, COP (High School | | | | |

| | | | | |
|---|---|---|---|---|
| Facility) (Insured; MBIA) | 5.63 | 6/15/13 | 2,045,000 | 2,262,404 |
| Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) | 5.70 | 1/1/28 | 4,600,000 | 3,978,862 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series) | 6.13 | 6/1/94 | 15,000,000 | 16,165,350 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series) | 5.00 | 9/1/33 | 10,000,000 | 9,623,600 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series) | 5.00 | 7/15/18 | 5,000,000 | 5,204,100 |
| Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/13 | 6,000,000 | 6,584,700 |
| Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/14 | 10,000,000 | 11,022,300 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC) | 5.00 | 10/15/29 | 15,000,000 | 14,631,300 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA) | 5.25 | 10/15/18 | 22,500,000 | 23,610,375 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA) | 5.00 | 10/15/24 | 10,000,000 [f] | 9,977,000 |
| Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project) | 5.00 | 11/1/12 | 1,455,000 | 1,474,846 |
| Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project) | 5.00 | 11/1/13 | 1,000,000 | 1,007,290 |
| Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC) | 5.00 | 4/15/16 | 2,720,000 | 2,802,090 |
| Syracuse Industrial Development Agency, Civic Facility Revenue (Syracuse University Project) (Insured; CIFG) | 5.97 | 12/1/35 | 4,600,000 [b] | 4,600,000 |
| Tobacco Settlement Financing | | | | |

| | | | | |
|---|---|---|---|---|
| Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) | 5.50 | 6/1/20 | 10,000,000 | 10,405,700 |
| Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) | 5.50 | 6/1/21 | 3,000,000 | 3,114,630 |
| Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA) | 6.20 | 2/1/37 | 5,985,000 | 6,055,803 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.50 | 1/1/12 | 10,000,000 [a] | 10,777,300 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.38 | 1/1/16 | 7,500,000 [a] | 8,253,900 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.25 | 11/15/19 | 10,000,000 | 10,337,200 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.50 | 1/1/22 | 10,540,000 [a] | 11,403,437 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.13 | 11/15/29 | 10,000,000 | 9,851,100 |
| Triborough Bridge and Tunnel Authority, General Revenue | 5.25 | 11/15/12 | 4,450,000 | 4,832,611 |
| Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA) | 5.13 | 1/1/14 | 3,000,000 [a] | 3,239,670 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds | 5.13 | 6/1/42 | 16,230,000 | 14,476,511 |
| Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) | 6.00 | 6/1/08 | 1,800,000 [a] | 1,851,426 |
| Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) | 6.13 | 6/1/08 | 1,000,000 [a] | 1,028,890 |
| Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project) | 5.50 | 7/1/09 | 2,650,000 | 2,664,549 |
| Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement | | | | |

| | | | | |
|---|---|---|---|---|
| Asset-Backed Bonds | 4.50 | 6/1/21 | 2,465,000 | 2,303,271 |
| Yonkers, | | | | |
| GO (Insured; AMBAC) | 5.25 | 6/1/09 | 2,110,000 [a] | 2,194,738 |
| **U.S. Related--4.2%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 2,000,000 [a] | 2,087,980 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 3,000,000 [a] | 3,131,970 |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 5.50 | 7/1/16 | 1,000,000 | 998,270 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FSA) | 5.50 | 7/1/10 | 10,100,000 | 10,663,479 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 6.00 | 7/1/15 | 3,000,000 | 3,323,850 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue | 0.00 | 7/1/27 | 22,625,000 | 6,927,096 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue | 5.50 | 7/1/24 | 5,500,000 | 5,326,805 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA) | 5.00 | 7/1/38 | 2,000,000 [d,e] | 2,001,970 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.50 | 10/1/40 | 5,000,000 | 5,182,650 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 5.50 | 7/1/27 | 5,000,000 | 4,912,050 |
| University of Puerto Rico, University System Revenue | 5.00 | 6/1/30 | 10,000,000 | 9,146,100 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.38 | 10/1/19 | 1,000,000 | 1,061,260 |
| Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian) | 5.13 | 7/1/11 | 4,230,000 | 4,285,286 |
| **Total Long-Term Municipal Investments** (cost $1,400,847,208) | | | | **1,380,634,129** |

| Short-Term Municipal Investments--2.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York;** | | | | |
| Erie County Water Authority, Water Works System Revenue (Insured; AMBAC and Liquidity | | | | |

| | | | | |
|---|---|---|---|---|
| Facility; DEPFA Bank PLC) | 3.45 | 3/7/08 | 8,600,000 g | 8,600,000 |
| New York City | | | | |
| (Insured; AMBAC and Liquidity | | | | |
| Facility; JPMorgan Chase Bank) | 4.45 | 3/1/08 | 3,000,000 g | 3,000,000 |
| New York City | | | | |
| (Insured; MBIA and Liquidity | | | | |
| Facility; Bank of Nova Scotia) | 4.00 | 3/1/08 | 3,000,000 g | 3,000,000 |
| New York City | | | | |
| (Insured; MBIA and LOC; | | | | |
| Landesbank Hessen-Thuringen | | | | |
| Girozentrale) | 4.45 | 3/1/08 | 9,300,000 g | 9,300,000 |
| New York City | | | | |
| (Insured; MBIA and Liquidity | | | | |
| Facility; Rabobank Nederland) | 2.70 | 3/1/08 | 3,300,000 g | 3,300,000 |
| New York City | | | | |
| (Insured; MBIA and Liquidity | | | | |
| Facility; Wachovia Bank) | 3.50 | 3/1/08 | 9,000,000 g | 9,000,000 |
| **Total Short-Term Municipal Investments** | | | | |
| (cost $36,200,000) | | | | **36,200,000** |
| **Total Investments** (cost $1,437,047,208) | | | **100.5%** | **1,416,834,129** |
| **Liabilities, Less Cash and Receivables** | | | **(.5%)** | **(6,857,465)** |
| **Net Assets** | | | **100.0%** | **1,409,976,664** |

a    These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b    Variable rate security--interest rate subject to periodic change.

c    Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $42,578,306 or 3.0% of net assets.

e    Collateral for floating rate borrowings.

f    Purchased on a delayed delivery basis.

g    Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |

| | | | |
|---|---|---|---|
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |